August 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Erin E. Martin

Re:          Acceleration Request of NETSTREIT Corp.
Registration Statement on Form S-11 (File No. 333-239911)

Dear Ms. Gorman and Ms. Martin:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed copies of the Preliminary Prospectus, dated August 5, 2020, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of NETSTREIT Corp. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on August 12, 2020, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC
BOFA SECURITIES, INC.
CITIGROUP GLOBAL MARKETS INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED JEFFERIES LLC
as representatives of the several underwriters

Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Hicham Hamdouch
Name:	Hicham Hamdouch
Title:	Managing Director

Citigroup Global Markets Inc.

By:	/s/ Scott Eisen
Name:	Scott Eisen
Title:	MD

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Chad M. Gorsuch
Name:	Chad M. Gorsuch
Title:	Managing Director

Jefferies LLC

By:	/s/ Josh Fuller
Name:	Josh Fuller
Title:	Managing Director

[Signature Page to NETSTREIT Corp. Acceleration Request]